Exhibit 12.1

LandAmerica Financial Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Nine Months Ended September 30, 2003	Year Ended December 31
		2002	2001	2000	1999	1998
Earnings:
Pre-Tax Earnings	258,771	229,772	94,165	(128,137)	84,870	146,302
Equity in Unconsolided Subsidiaries	(13,915)	(10,131)	(3,211)	(609)	—	—
Minority Interest	425	23	18	—	—	—
Fixed Charges	22,351	28,145	28,502	28,361	25,440	23,973
Amortization of Capitalized Interest	—	—	—	—	—	—
Distributed Income of Equity Investees	7,575	6,979	3,536	1,521	—	—
Interest Capitalized	—	—	—	—	—	—
Preferred Stock Dividends	—	—	—	—	—	—
Minority Interest	(425)	(23)	(18)	—	—	—

Earnings	274,782	254,765	122,992	(98,864)	110,310	170,275

Fixed Charges:
Interest Cost	9,131	12,379	12,766	13,614	12,068	10,659
Amortization of Bond Costs (1)	—	—	—	—	—	—
Interest in Rental Expense (2)	13,220	15,766	15,736	14,747	13,372	13,314
Preferred Dividend Requirements	—	—	—	—	—	—

Total Fixed Charges	22,351	28,145	28,502	28,361	25,440	23,973

Ratio of Earnings to Fixed Charges	12.29	9.05	4.32	— (3)	4.34	7.10

(1)—	The preferred stock costs were associated with a merger and were capitalized and amortized.
(2)—	Assumes a 25% interest rate on rental payments.
(3)—	In 2000, our earnings were not sufficient to cover our fixed charges due to non-cash charges of $177.8 million associated with a change in our method of assessing the recoverability of goodwill. The amount of the earnings deficiency was $70.5 million.